Filed by: RGS Energy Group, Inc. This
                                   Communication is filed Pursuant to Rules 165
                                   and 425 promulgated under The Securities Act
                                   of 1933, as amended.
                                   Subject Company: RGS Energy Group, Inc.
                                   Commission File Number: 0-30338

The following is the response to a question received by RGS Energy Group, Inc. which was distributed via email to all employees and stored in an employee database.

Hot Topics Program

Question:
This is in response to an article in the Democrat & Chronicle on June 5th (page
10D) in the business section. The article headline says that NYSEG's pushing a 7-year freeze in electricity rates. The article says, "Energy East, based in Albany, says it would pay for the rate freeze with an estimated $50 million in annual savings it expects to realize from the RGS merger by 2004." How are they going to get $50 million from the merger?

Facts:
Newspaper articles often give a broad overview of a topic and omit, usually for space reasons, much of the detail of a complex issue. This is a case in point. While post-merger savings will be a factor influencing the proposed rate freeze, a number of other issues are also at work and would be for any utility. The other factors which influence a rate freeze include the ability to buy power long-term and at a fair and advantageous price, the cost of (and advantage of) owned generation, and the ability to control transportation and distribution costs.

Looking ahead, we do plan to leverage the synergies between the two companies. But how we accomplish that and exactly how much we can save is still uncertain. The $50 million figure is an estimate by consultants experienced with other mergers. It is the total for both companies, Energy East and RGS, and is an average number over a 10-year period. It will require study and time to figure out how to do this well, and in a way that will help and not hurt the utilities. We know there are possible savings in the area of procurement, information systems and other administrative and general areas. We also expect to garner savings through the many retirements we anticipate over the next few years, normal turnover and reduced hiring. Please note that no layoffs are planned as a result of the merger and that both companies have on-going cost reduction programs and, historically, have used reduced hiring and attrition to minimize workforce effects.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The foregoing contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of RGS and Energy East are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in RGS' and Energy East's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from the merger between RGS and Energy East and the prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to RGS' and Energy East's most recent report filed with the SEC.


ADDITIONAL INFORMATION AND WHERE TO FIND IT


In connection with their proposed merger, RGS and Energy East have filed a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy/statement prospectus and other documents filed by RGS and Energy East with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of RGS' filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643.